EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Further to the Company's reports of March 24, 2015 and March 26, 2015 regarding the outcome of the special General Meeting that was convened on March 23, 2015, and regarding the exercise of the option warrants in its possession into shares of D.B.S. Satellite Services (1998) Ltd. ("Yes"), the Company hereby provides notification that on June 23, 2015, approval was granted by the Ministry of Communications for the transfer of the means of control in Yes such that the Company would control Yes and hold all of Yes's issued and paid-up capital, unconditionally.

This concludes the satisfaction of all the preconditions that were determined in the purchase transaction between Eurocom and D.B.S. Ltd., which was approved by the General Meeting on March 23, 2015.

The closing took place on June 24, 2015.

At the closing: (a) a total cash amount of NIS 680 million (six hundred and eighty million), was paid to Eurocom DBS; (b) the Company acquired the entire holdings of Eurocom DBS in Yes (including a right to exercise 43 Yes shares that it holds) and acquired all the shareholder loans provided by Eurocom DBS to Yes (c) Eurocom DBS director in YES, resigned.

As a result of the closing the Company holds 100% of "YES"

The above information constitutes a translation of an excerpt of an Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.